Mail Stop 6010

October 15, 2007

Max G. Caviet
President and Chief Executive Officer
Maiden Holdings
111 8th Avenue, 13th Floor
New York, New York 10011

Re: Maiden Holdings, Ltd
Registration Statement on Form S-1
Filed September 18, 2007
File No. 333-146137

Dear Mr. Caviet:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
General

1. Please provide us with proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use. Please note that we may have comments regarding this material.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Cover Page

3. We note your discussion regarding the fact that no public market currently exists for your common stock and further that you intend to apply to have your common stock approved for listing on the Nasdaq Global Market or the New York Stock Exchange. Please note that Item 501(b)(3) of Regulation S-K requires the inclusion of a market price. In that regard, please revise this section to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until a market for your shares develops and thereafter at prevailing market prices or privately negotiated prices.

Certain Important Information, page i

4. It is not appropriate to disclaim responsibility for information included in your registration statement. Please delete the statement that you accept no further responsibility for the information relating to AMTrust.

Prospectus Summary, page 1

5. Given your heavy reliance on AmTrust, in a separate heading please briefly discuss AmTrust and its operations. Your disclosure should how long AMTrust has been in business, where it primarily conducts its business and all the specific products and services it provides. Please also indicate if any products or services that AmTrust provides overlap with the products and services you currently provide or intend to provide pursuant to your business plan. Additionally, please disclose AmTrust's A.M. Best rating and how long it has maintained that rating.

6. Quantify AMTrust's written premiums for last year and the premiums ceded to unaffiliated reinsurers.

7. In the "Overview" section, you indicate that you plan to market to "Lloyd's syndicates." Please explain who Lloyd's syndicates refer to.

8. We note your statement that AMTrust is your first and largest customer. Do you currently have any other customers? If not, please state that it is your only customer.

9. Please revise the summary to clarify that pursuant to the quota share reinsurance agreement, you have accepted 40% of AMTrusts liabilities for 9% of the written

premiums net of ceding commissions. Similarly, revise throughout your document.

10. Please explain the basis for your belief that your relationship with AMTrust should enable you to achieve profitable growth in your first years of operations. This discussion should be quantified to the extent possible.

Business Strategy, page 2

11. We note your projection that a substantial amount of your reinsurance business will be derived from AMTrust while you gradually develop business opportunities. Please revise to disclose the percentage of your business that is currently derived from AMTrust.

12. Please identify your management team's extensive market relationships. Similarly, describe the industry contacts and extensive relationships with program administrators referenced in "Competitive Strengths." These relationships and contacts should be described in greater detail in the Business section.

Competitive Strengths, page 2

13. You indicate in the first bullet point that AmTrust generated a weighted average net loss ratio of 64.7% for the three years ended December 31, 2006. Please explain what this ratio means.

Our Challenges, page 3

14. Please revise the heading to reference "weaknesses" and "risks."

Risk Factors, page 6

15. We note your statement in the introductory paragraph of the risk factor section providing, that "[a]dditional risks and uncertainties that we do not currently know about or that we currently deem immaterial may also adversely affect our business, financial condition and results of operations." Please eliminate this sentence as it implies that there are other risks that the investor should consider before investing in your company when the risk factor section should list all of the risks key to an investment decision.

"We are dependent on AmTrust and its subsidiaries for a substantial . . . .," page 6

16. Please specify what percentage of your business is from AmTrust.

17. Please revise to clarify that you are not able to control the types or amounts of reinsurance AMTrust purchases from unaffiliated reinsurers and that any changes AMTrust makes to such reinsurance may affect your profitability and ability to write additional business.

18. Other than AmTrust, please indicate where you currently derive any revenue.

19. You indicate that AmTrust has advised you that you may have "an opportunity to participate in the working layer of the January 1, 2008 scheduled renewal of AmTrust's workers' compensation excess of loss reinsurance program, subject to the negotiation of mutually acceptable terms." Please elaborate what you mean by "an opportunity to participate" and "working layer."

20. Please identify the termination provisions. The cross reference to another portion of the document is not sufficient.

21. Please relocate the risk and discussion relating to your substantial credit exposure to AmTrust as a separate risk factor.

22. You disclose that you are not entitled to the same rights as a reinsurance company who has a direct contractual with AmTrust's insurance subsidiaries. Please provide a more specific discussion of the differences in rights due to your agreement with AMTrust, as opposed to AMTrust's insurance subsidiaries. Examples may be useful in illustrating the differences in rights. Additiaonlly, include this discussion as a separate risk factor.

"Our business relationship with AmTrust and its subsidiaries may present . . . .," page 6

23. Please revise your header to reflect that your business arrangement with AmTrust may not necessarily reflect terms that you would agree to in arms-length negotiations with an independent third party and further that your relationship could expose you to possible claims that you did not act in the best interests of your shareholders.

24. Each risk factor should discuss only one material risk. In that regard, please remove the risks related to Messrs. Zysking, Pipoly and Caviet serving as executive officers for both AmTrust and your company as a separate new risk factor. In your discussion, please also disclose the other members of your executive management team who are former executives of AmTrust.

25. You indicate that your three of your executive officers also serve in executive capacities at AmTrust. Please indicate what percentage of their time is spent at AmTrust and Maiden, respectively. Additionally, please indicate if these executive officers are paid for their services by both companies.

26. With respect to Messrs. Zysking and Pipoly, your disclosure is unclear as to whether they will continue to serve in their capacities at your company after the transitional period is completed in contrast to Mr. Caviet, whom you have disclosed will not be serving at AmTrust after December 31, 2007. Please revise your disclose to indicate how long Messrs. Zysking and Pipoly will continue to serve in their dual positions at your company and AmTrust.

27. You indicate that Mr. Caviet will continue to own options and equity in AmTrust. Please disclose the amount of beneficial ownership he has in AmTrust.

"We are dependent on our key executives. We may not be able to attract . . . .," page 8

28. Please indicate whether you have any employment agreements with Messrs. Zyskind and Caviet, and briefly discuss any termination provisions as well as the expiration date of the employment agreements. Additionally, please indicate if you maintain or intend to seek key person life insurance policies for any key personnel.

"We may require additional capital in the future, which may not be . . . .," page 9

29. You indicate that you may need to raise additional funds to further capitalize your company. Please indicate the approximate timing of when you expect to need the additional funding and approximately how much you expect to need.

30. Please also quantify the foreseeable time period for which you believe present funding will be sufficient.

"We may not be able to manage our growth effectively," page 9

31. Please indicate the approximate time frame in which you plan to grow and in what areas you plan to grow. To the extent possible, please quantify your disclosure. If you cannot, please so indicate and the reasons you cannot.

"Our business could be adversely affected by Bermuda employment restrictions," page 9

32. Please quantify how many non-Bermudian employees you plan to hire and in what capacities such employees will serve at your company.

"Our actual insured losses may be greater than our loss reserves, which . . . .," page 10

33. You indicate that you expect your success will depend upon your ability to assess accurately the risks associated with the businesses that you will reinsure. Since your business will rely heavily on the business of AmTrust, please revise to

briefly describe AmTrust's level of reserves for the past three fiscal years, whether those reserves have been adequate and whether AmTrust has had to make any adjustments to those reserves because of deficiencies.

"Our business will be dependent upon reinsurance brokers, managing . . . .," page 10

34. You indicate that you intend to market your reinsurance products primarily through brokers, managing general agents and other producers. Please explain what you mean by other producers. Please also indicate whether the brokers and agents will be the same brokers and agents used by AmTrust.

35. To the extent that you anticipate having difficulties in recruiting or hiring qualified agents and brokers, please revise to discuss these difficulties.

"A decline in the level of business activity of AmTrust's workers'. . . .," page 11

36. Since your results of operation are highly dependent on the level of business activity of AmTrust's wokers' compensation insurance, to the extent AmTrust has experienced any declines in the last three years in underwriting such insurance policies, please revise your risk factor to discuss the declines and the circumstances surrounding the decline.

"AMTrusts's specialty risk and extended warranty business is dependent upon the sale…," page 12

37. What percentage of AMTrust's revenue is derived from the sale of these products?

"The outcome of recent insurance industry investigations…," page 14

38. Please revise to explain how the McCarran-Ferguson Act impacts your current operations and the potential effect on your operations if it is repealed.

"We will compete with a large number of companies in the reinsurance . . . .," page 14

39. Please identify your major competitors or if the market is characterized by a large number of participants, provide an estimate of the number of participants.

"Our holding company structure and certain regulatory and other . . . .," page 17

40. Under the test governing the amount of dividends that your insurance subsidiary may declare, if any, please disclose the amount that it may pay you given its current financial condition.

<u>"A significant amount of our invested assets will be subject to changes . . . ," page 18</u>

41. You state in this risk factor that you intend to invest a portion of our portfolio in bonds, below investment grade securities and in equity securities. Please indicate the percentage you expect to invest in each.

42. Please expand this risk factor to highlight that the company has yet to implement its investment strategy, and that unlike more established reinsurance companies with longer operating histories, you have no investment track record to which investors can refer.

<u>"U.S. persons who own our shares may have more difficulty in protecting . . . .," page 22</u>

43. This risk factor as currently drafted does not provide sufficient information without referencing to other sections of this prospectus. In that regard, please revise this risk factor to provide some examples of how differences in Bermuda and US laws could impact a shareholder in your company. For example, explain how the rights of a shareholder to enforce specific provisions of the Companies Act or your bye-laws may make it more difficult for a shareholder to protect his/her interest.

<u>"U.S. tax-exempt organizations that own our shares may recognize unrelated business taxable income." page 26</u>

44. Please revise to discuss the consequences of unrelated business taxable income. The cross reference is not sufficient.

<u>Dividend Policy, page 32</u>

45. Please disclose the amount your subsidiary currently has available, if any, to pay dividends to you.

<u>Capitalization, page 33</u>

46. Please revise your capitalization table to reflect your capitalization as of the most recent balance sheet date presented in your financial statements. Any subsequent transactions significantly affecting your capital should be provided as a pro forma presentation.

Management's Discussion and Analysis, page 34

Overview, page 34

47. You indicate that your insurance subsidiary is a "Class 3 insurer in Bermuda." Please explain what that means.

Critical Accounting Policies, page 37

Premiums, Page 37

48. Please revise your discussion to clarify and differentiate, if appropriate, your revenue recognition for reinsurance on a "policies attaching" basis and on a "losses occurring" basis. Please explain to us separately how your premium recognition complies with US GAAP by referencing for us the authoritative literature you rely upon to support your position. Please ensure that your revised disclosure result in premium recognition in proportion to the amount or insurance protection provided as required by paragraph 21 of SFAS 113. In your response, please clarify for us why you recognize premiums over a 24-month period when your underlying policies have a term of only 12 months.

Losses and Loss Adjustment Expense Reserves, page 37

49. We believe your disclosure may be improved to better explain your loss reserving process and the underlying judgments and uncertainties surrounding your estimate of loss reserves. Since your discussion on page 55 appears to indicate that you will be basing your loss reserves on a point estimate provided by AmTrust for the near term, please revise your disclosure to discuss the risks associated with making estimates and the expected effects of the uncertainty on your financial position and results of operations, including the following:
   a. The nature and extent of the information received from AmTrust related to the loss estimate, including the significant factors considered;
   b. The actuarial methods used by either you or AmTrust to determine your loss reserves. Please ensure that this description identifies the unique development characteristics of each material line of business and explains how and why you apply the selected actuarial methods in determining your reserves.
   c. How you use the information received from AmTrust. If you record to the point estimate provided by AmTrust, explain why you do not believe an adjustment is necessary, given the difference in your operations (i.e. insurance versus reinsurance). If you adjust the estimate received from AmTrust, discuss all significant factors you consider in making the adjustments;

    d. The time lag from when claims are reported to AmTrust to when it reports them to you and whether, how and to what extent this time lag effects your loss reserve estimate;

    e. How you determine the accuracy and completeness of the information received;

    f. Your actuary's role in estimating the loss reserve;

    g. Dispute resolving processes with AmTrust and any other cedants;

    h. Whether and to what extent you use historical industry loss information to validate the existing reserves and/or as a means of identifying unusal trends in the information received from AmTrust.

Liquidity and Capital Resources, page 39

Contractual Obligations, page 42

50. Please revise your contractual obligations table to reflect your future cash requirements as of the most recent balance sheet date presented in your financial statements. In addition, please separately disclose outside the table any material commitments entered into after your most recent balance sheet date.

Workers' Compensation Insurance, page 43

51. Please revise to disclose your source of information for your claim that workers' compensation insurance industry calendar year combined ratios reached 122% in 2001 and declined to 92.6% in 2006 as a result of premium rate increases and decline in claim frequency.

The Bermuda Insurance Market, page 44

52. Please revise your disclosure to identify the source of information for the following claims:

- "Over the past 15 years, Bermuda has become one of the world's leading insurance and reinsurance markets."
- "Bermuda's position in the reinsurance and reinsurance market solidified after the events of September 11, 2001 and the 2005 hurricane season."
- "Approximately $25 billion of new capital was raised globally by insurance and reinsurance companies from Hurricane Katrina through July 31, 2006, with $18 billion, or 75%, invested in the insurance and reinsurance sector in Bermuda."

Business, page 46

53. Since your results of operations appear to be highly dependent on the results of operations of AmTrust, please briefly provide AmTrust's results of operations for the fiscal year ended December 31, 2006 and the quarter ended September 30, 2007. The discussion should include premiums written, premiums ceded to unaffiliated reinsurers, loss reserves and required adjustments.

Third-Party Specialty Risk and Extended Warranty Reinsurance, page 58

54. What type of risks does AmTrust currently cede to Munich Re. Also, disclose what percentage of its business AmTrust currently cedes to Munich Re.

55. Additionally, please revise this section to also disclose the US dollar amount equivalent to the amounts you provide.

Investments, page 60

56. On page 61, you disclose your investments existing at August 23, 2007. Please revise your disclosure to reconcile the amount of investments presented to those presented on your most recent historical balance sheet. In addition, please disclose whether there are any significant changes in your investments after August 23, 2007 and the reasons therefore.

57. You disclose that you invest in mortgage-backed securities. Please revise your disclosure to indicate your exposure to sub-prime mortgages.

Employees and Administration, page 63

58. Please disclose the number of full time and part time employees you currently have at your company.

Directors and Officers of Maiden Holdings, page 70

59. Please revise the business description for Mr. Simcha Lyons so that his description includes dates of employment for the last five years.

Selling Shareholders, page 108

60. Since Barry Zyskind, Ray Neff, Ronald Pipoly, and Simcha Lyons are currently officers and directors, it appears they would be selling by or on behalf of the issuer and are therefore not eligible to sell their shares in an at the market offering.

61. For each non-public entity listed in the table, please disclose the name of the natural person who has voting and dispositive power over the shares held by that entity. We note you provide this information for many of the entities listed in your table, but note that there are still a few entities that do not have the requested information.

62. Selling shareholders who are broker-dealers are underwriters unless they received the shares as underwriting compensation. Please revise the footnotes to the selling shareholder table to identify any broker-dealers and state that they are underwriters or that they received the shares as underwriting compensation. Additionally, identify the selling shareholders that are underwriters in the "Plan of Distribution."

63. If any of the selling shareholders are affiliates of broker-dealers, they should be identified as such and your disclosure should be revised, if true, to include the following representations:

- the selling shareholder purchased in the ordinary course of business; and
- at the time of the purchase, the selling shareholder had no agreements or understanding to distribute the securities.

In the event these representations are not accurate, then these affiliates should be identified as underwriters.

Website Access to our Periodic SEC Reports, page 125

64. We note the corporate website you provide of www.maiden.bm. However, we are unable to locate this website. Please confirm that this website address is correct or revise your disclosure accordingly.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

1. Basis of Presentation and summary of Accounting Principles, page F-7

Basis of Presentation, page F-7

65. Please disclose your fiscal year end.

* * *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew M. Ricciardi, Esq.
        LeBoeuf, Lamb, Greene & MacRae LLP
        125 West 55th Street
        New York, NY 10019